[AECOM LETTERHEAD]

May 7, 2007

VIA EDGAR
Karen J. Garnett
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
AECOM Technology Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-141142
Filed April 12, 2007

Amendment No. 1 to Registration Statement on Form 10
File No. 0-52423
Filed March 7, 2007

Dear Ms. Garnett:

        This letter is in response to the Staff's comment letter dated April 25, 2007, regarding the above-referenced registration statements for AECOM Technology Corporation ("AECOM" or the "Company"). On April 23, 2007, the Company filed Amendment No. 2 to the registration statement on Form S-1. To assist your review, we have retyped the text of the Staff's comment in italics below. We have also included with this letter Amendment No. 3 (the "Amendment") to the registration statement on Form S-1, which among other things includes financial statements and the Company's results of operations for the period ended March 31, 2007.

The Offering, page 6

1.
We note your 2-for-1 split of common stock effected by a dividend. Please explain to us why earnings per share as disclosed in the financial statements as well as on pages 7 and 21 does not reflect the 2-for-1 common stock dividend. Also include a disclosure to the financial statements to discuss the nature of such dividend.

        The 2-for-1 common stock dividend was not reflected in the financial statements and pages 7 and 21 to Amendment No. 1 to our Form S-1 filed April 12, 2007, since our Board of Directors had not yet established the dividend's effective date. Subsequently, the effective date of the stock dividend was established. We have therefore reflected the stock dividend in our financial statements and in the Summary and Selected Financial Data tables in the Form S-1. We have also added a disclosure of this subsequent event in our Footnote 24 on page F-53, as follows:

        "The Company's board of directors approved a two-for-one stock split, effected as a 100-percent dividend on the Company's common stock, effective May 4, 2007. All share and per share amounts presented have been adjusted accordingly, on a retroactive basis, to reflect this stock dividend."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations, page 45

2.
We have read and considered your response to comment 12. Please remove all references and calculations of non-GAAP measures in presenting consolidated quarterly information for the fiscal years 2006 and 2005. As mentioned previously, your quarterly results of operations information should be derived from GAAP financial statements consistent with Article 3 Regulation S-X. Please revise accordingly.

        In response to the Staff's comment, we have revised the disclosure on page 48 of the Amendment as requested to remove references and calculations of non-GAAP measures in the consolidated quarterly information for the fiscal years 2006 and 2005.

Compensation Discussion and Analysis, page 78

3.
We note that the compensation and organization committee considers peer group companies in determining compensation. Please disclose the names of these peer companies and briefly describe how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

        In response to the Staff's comment, we have revised the disclosure on page 80 of the Amendment regarding peer group companies as requested.

4.
Please include disclosure regarding why the compensation and organization committee pays the chairman a higher salary than the chief executive officer. In addition, please briefly describe the rationale for granting significantly higher stock awards to your chairman and chief executive officer than to your other executive officers.

        In response to the Staff's comment, we have revised the disclosure on page 86 of the Amendment as requested to discuss the rationale for the relative salaries of our chairman and our chief executive officer, as well as the rationale for levels of stock awards for our chairman, chief executive officer and our other executive officers.

5.
We note that the compensation and organization committee bases PEP awards on the achievement of objective performance goals; however you have not provided a quantitative discussion of these predetermined goals. Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

        In response to the Staff's comment, we have revised the disclosure on pages 82 and 83 of the Amendment to, among other things, discuss how difficult it will be for the executives to achieve the performance goals.

        Instruction 4 to Item 402(b) of Regulation S-K states that a registrant is "not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors... the disclosure of which would result in competitive harm for the registrant." In addition, Instruction 4 to Item 402(b) of Regulation S-K states that "[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information" pursuant to Rule 406 under the Securities Act of 1933 and Rule 24b-2 under the Securities Exchange Act of 1934.

        Consistent with the established standards for requests for confidential treatment, AECOM has not publicly disclosed the specific performance target levels for the PEP awards. Disclosure of the specific performance targets previously established by the Compensation and Organization Committee for outstanding PEP awards would harm AECOM's competitive position in several ways. Since the performance periods for the PEP awards have not yet been completed, the specific performance targets upon which the PEP awards are necessarily based on our target future financial performance and thus reflect confidential financial projections over the next three years. In addition, inclusion of specific financial thresholds could raise additional disclosure requirements for forward looking information. In addition, the performance targets for the PEP awards were established pursuant to our confidential business plan and relate to key elements of our financial performance. Specifically, the performance targets relate to growth in EBITA and return on investment. Disclosing our targeted and projected levels of performance with respect to these key measures over the next three years would provide our competitors with valuable knowledge of our business strategy and could result in competitive disadvantage. In addition, such disclosure will enable competitors and executive recruiters to more easily target and solicit our key management talent.

Item 15. Recent Sales of Unregistered Securities, page II-1

6.
We note that you issued shares in December 2005 in reliance on Section 3(a)(10). Please explain to us in more detail the factual and legal basis supporting your reliance on this exemption.

        Section 3(a)(10) of the Securities Act exempts "any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval."

        In connection with our acquisition of EDAW, Inc. ("EDAW"), we entered into a merger agreement dated September 29, 2005, under which cash and shares of our common stock were exchanged for shares of EDAW stock. On the same date, we filed an application for a permit and fairness hearing under Sections 25121 and 25142 of the California Corporate Securities Law of 1968, as amended, with regard to the securities to be issued to the former EDAW shareholders in the transaction. Section 25142 expressly allows the Corporations Commissioner to hold a hearing to examine and to approve the terms and conditions and fairness of such an issuance of securities. The fairness hearing was held by the California Department of Corporations on October 27, 2005 and on the same date, we received the requested permit. On November 10, 2005, we received the effectiveness order from the Department of Corporations with respect to the permit. Copies of said permit and order have been supplementally provided to the Staff.

        Please contact the undersigned at (213) 593-8719, or Jonathan K. Layne of Gibson, Dunn & Crutcher LLP at (310) 552-8641, with any questions or comments you may have regarding this letter or the registration statements.

Very truly yours,

/s/ ERIC CHEN
Eric Chen Senior Vice President, Finance and General Counsel
cc:
John M. Dionisio, AECOM Technology Corporation
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP